Exhibit 99

CAUTIONARY STATEMENT

Great Lakes Aviation, Ltd., or persons acting on our behalf, or outside reviewers retained by us making statements on our behalf, or underwriters of our securities, from time to time, may make, in writing or orally, “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995. This Cautionary Statement, when used in conjunction with an identified forward-looking statement, is for the purpose of qualifying for the “safe harbor” provisions of the Litigation Reform Act and is intended to be a readily available written document that contains factors which could cause results to differ materially from such forward-looking statements. These factors are in addition to any other cautionary statements, written or oral, which may be made, or referred to, in connection with any such forward-looking statement.

The following matters, among others, may have a material adverse effect on our business, financial condition, liquidity, results of operations or prospects, financial or otherwise, or on the trading price of our common stock. Reference to this Cautionary Statement in the context of a forward-looking statement or statements shall be deemed to be a statement that any one or more of the following factors may cause actual results to differ materially from those in such forward-looking statement or statements.

Risks Related to Our Business

Airline industry conditions constantly change, and negative economic conditions in the United States may materially and adversely affect our business and results of operations.

The airline industry is significantly affected by general economic conditions, and the global economic recession has resulted in weaker demand for air travel in general. During recent recessions, most airlines have reduced fares in an effort to increase traffic and overall revenues. Economic and competitive conditions in the airline industry have contributed to a number of airline bankruptcies in recent years. A worsening of current economic conditions, or an extended period of recession, whether nationally or regionally, would have a material adverse effect on our business, financial condition, operating results and cash flows.

We depend on Essential Air Service (EAS) revenue, which is based on short-term awards.

We receive Essential Air Service (“EAS”) revenue as compensation for essential air service provided by us to smaller communities. Our dependence on such revenue has grown in that we received $39.3 million of EAS revenue during 2008 compared to $24.1 million of EAS revenue during 2007. We expect EAS revenue to increase, in the near term, as a percentage of our revenue due to the increased number of EAS awards for relatively lower load factor EAS markets. The total amount of EAS revenue ultimately received by us over an extended period is determined by, among other things, overall funding levels of the EAS program by the U.S. Congress (which could be reduced), competitive bids by other carriers (which could cause us to lose EAS revenue to competitors), and our ability to optimize our schedules. EAS revenue awards generally have a term of two years. The U.S. Department of Transportation, which administers the EAS program, has the right to cancel EAS revenue awards if it deems that the communities served by such arrangements are no longer eligible. In addition, Congress could choose to reduce or eliminate the EAS program, in which case we would be required to seek other markets. The loss or the reduction of EAS revenue would adversely affect our business, financial condition, operating results and cash flows.

We depend on connecting capacity at our hubs and the activities of our code share partners affect that capacity.

Our business depends on, and is sensitive to, events affecting the airline industry capacity at our connecting hubs. The operations of other airlines with substantial business at those hubs, therefore, impact our business. For example, our code share partners United Airlines and Frontier Airlines operate a large percentage of the flights at Denver International Airport, our largest hub. Changes in their business plans or models, employee strikes or job actions, or significant curtailment of services could have an adverse effect on our financial results. For example, if Frontier Airlines is unable to achieve financial viability as it undergoes Chapter 11 bankruptcy reorganization, our business, financial condition, operating results and cash flows would be adversely affected.

We have a significant amount of debt and other contractual obligations, including a $32.7 million balloon payment due to Raytheon in June 2011.

The airline business is capital intensive and, as a result, many airline companies are highly leveraged. As of December 31, 2008, we had approximately $59.4 million in total long-term debt obligations. During 2008 and 2007, our mandatory debt service payments totaled $6.1 million and $6.0 million, respectively, and our mandatory lease payments totaled approximately $1.0 million and $0.6 million, respectively. We have significant lease obligations with respect to our aircraft, which aggregated approximately $5.1 million and $3.2 million at December 31, 2008 and December 31, 2007, respectively. Furthermore, as of April 30, 2009, we incurred additional aircraft lease obligations aggregating to $1.5 million as the result of leasing an additional three aircraft, without engines, from Raytheon. We cannot assure you that our operations will generate sufficient cash flow to make such payments, or that we will be able to obtain financing to acquire the additional aircraft or make other capital expenditures necessary for expansion. We are subject to various financial covenants under our restructuring agreement with Raytheon. If we default under our loans or lease agreements, Raytheon, our principal creditor, has available extensive remedies, including, without limitation, repossession, foreclosure and/or sale of substantially all of our aircraft and other assets.

Even if we are able to timely service our debt, the size of our long-term debt and lease obligations could negatively affect our business, financial condition, operating results and cash flows in many ways, including:

•	increasing the cost, or limiting the availability of, additional financing for working capital, acquisitions or other purposes;

•	limiting the ways in which we can use our cash flow, much of which may have to be used to satisfy debt and lease obligations; and

•	adversely affecting our ability to respond to changing business or economic conditions.

In addition, our aircraft notes secured by 25 Beechcraft 1900D aircraft mature on June 30, 2011, at which time a $32.7 million balloon payment is due. We cannot assure you that we will be able to refinance the obligation with Raytheon, generate enough cash from operations to repay the obligation, secure alternative sources of financing with which to repay Raytheon, raise additional capital sufficient to repay Raytheon, or achieve any combination of the foregoing that might be required to satisfy the terms of the aircraft notes.

An “ownership change” under IRS Section 382 could reduce, eliminate, or defer the utilization of our net operating loss carryforwards.

At December 31, 2008, we had estimated net operating loss carryforwards (“NOLs”) of $67 million for federal income tax purposes that expire beginning in 2009 and continuing through 2026. Section 382 of the Internal Revenue Code (“Section 382”) imposes limitations on a corporation’s ability to utilize NOLs if it experiences an “ownership change”. Generally, an ownership change occurs if one or more shareholders, each of whom owns 5% or more in value of a corporation’s stock, increase their percentage ownership, in the aggregate, by more than 50% over the lowest percentage of stock owned by such shareholders at any time during the preceding three-year period.

If we were to undergo an ownership change as defined in Section 382, our NOLs generated prior to the ownership change would be subject to annual limitations, which could reduce, eliminate, or defer the utilization of these losses. Our NOLs available to offset future taxable income could be severely limited and the NOLs may expire as a result of the limitation. If we were to experience an ownership change we may have to reduce or eliminate our deferred tax assets, incur future income taxes payable that could require cash payments or a combination of both. The effect could be materially adverse to our financial statements and cash flows.

At this time, we cannot predict if, or to what extent, the sale of the 5,371,980 shares owned by Raytheon or other future transactions in our shares would constitute a change in ownership as defined by Section 382, and, therefore, affect the availability of our NOLs.

Our operations could be negatively impacted by terrorist events or war activity.

Our operations are sensitive to changes in the economy and airline industry that are caused by, or related to, past and future terrorist attacks. Such changes include, but are not limited to, the impact of additional airline and security charges on our costs, reduced customer demand for travel, the cost and availability of war-risk and other aviation insurance (including the federal government’s provision of third party war-risk coverage). War or other military action by the United States or other countries could have a significant effect on passenger traffic and passenger revenue, which could adversely affect our business, financial condition, operating results and cash flows.

We compete for passenger traffic and EAS revenue with other air carriers and ground transportation.

We compete for passenger traffic with regional and major air carriers and ground transportation. We also compete with other regional air carriers to receive EAS revenue for providing air service to small communities. Our competition from other air carriers varies from location to location and, in certain areas, comes from regional and major carriers who serve the same airports or larger airports which are in close proximity to some of the destinations we serve.

Fuel cost increases have adversely affected, and may continue to adversely affect, our operations and financial performance.

Aircraft fuel is a major component of our operating expenses. Aircraft fuel represented approximately 35.3% of our operating expenses in 2008 compared to 28.4% of our operating expenses in 2007. We do not participate in fuel hedging instruments. We have a long-term contract covering only a portion of our fuel requirements, and all of our fuel costs vary directly with market conditions. Accordingly, a reduction in the availability of, or an increase in the price of fuel, could have a material adverse effect on our business, financial condition, operating results and cash flows. In 2008, our average price per gallon of fuel consumed increased to $3.58 per gallon compared to $2.76 per gallon for 2007. Based on operating activity in the first quarter of 2009, we estimate that every $0.01 increase in the price per gallon of fuel results in an annualized increase in fuel expense of approximately $120,000.

Any labor disruption by our employees or those of our code share partners would adversely affect our ability to conduct our business.

All of our pilots, flight attendants, mechanics and maintenance clerks, and dispatchers are represented by unions. Collectively, these employees represented 36% of our workforce as of December 31, 2008. If we are unable to reach agreement with any of our unionized work groups on the terms of their collective bargaining agreements when they are up for renewal, we may be subject to work interruptions and/or stoppages, which could adversely affect our business, financial condition, operating results and cash flows. A labor disruption or labor strike at either of our code share partners could have the same effects.

Our business could be harmed if we lose the services of our key personnel.

Our business depends upon the efforts of our Chairman of the Board and President, Douglas G. Voss, and our other key management and operating personnel. We depend on the experience and industry knowledge of these individuals to execute our business plans. If we experience turnover in our leadership and other key employees, our business, financial condition, operating results and cash flows could be materially adversely impacted.

We are at risk of losses stemming from an accident involving any of our aircraft.

If one of our aircraft were to be involved in a serious accident, we could be exposed to significant liability for loss of life or other damages. Though we carry insurance against liability resulting from accidents, we cannot assure you of its adequacy in all circumstances. An accident could result in decreased revenues which could materially adversely affect our business, financial condition, operating results and cash flows. In addition, depending on the circumstances, any accident involving a particular aircraft of the type that we operate could result in a negative perception of that type of aircraft by air travelers. This could adversely affect our revenue whether or not our company was actually involved in the accident.

The airline industry is subject to extensive government regulation, and new regulations, or changes in interpretations of current regulations, could increase our operating costs.

Airlines are subject to extensive regulatory and legal compliance requirements that result in significant costs. For instance, the Federal Aviation Administration (“FAA”) from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that may necessitate significant expenditures. Other laws, regulations, taxes and airport rates and charges have also been imposed from time to time that significantly increase the cost of airline operations and/or reduce our revenue. For example, the Aviation and Transportation Security Act, which became law in November 2001, mandated the federalization of certain airport security procedures and imposed additional security requirements on airports and airlines, most of which are funded by a per ticket tax on passengers and a tax on airlines. We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. We expect to continue incurring expenses to comply with the FAA’s regulations, as well as regulation by states, airports and municipalities that have jurisdiction over our operations.

In addition, proposed laws, regulations, taxes and user fees, if enacted, may increase our operating expenses and otherwise affect our business. Examples of this are the recent proposals to impose substantial user fees on aviation (including airlines) to fund air traffic control system costs and system upgrades to that system. Future regulatory action concerning climate change and aircraft emissions also could have a significant effect on the airline industry, including the potential for increased fuel costs, carbon taxes or fees or a requirement to purchase carbon credits. We cannot predict whether these or other new regulations may be imposed on airlines and we cannot assure you that laws or regulations enacted in the future will not materially adversely affect our business, financial condition, operating results and cash flows.

We rely on technology and automated systems to operate our business, and a failure of these technologies or systems, or failures by their operators, could harm our business.

We depend on technology and automated systems to operate our business, including our computerized airline reservations system, our telecommunication systems, our web site, our maintenance and engineering systems, our flight dispatching and crew management systems, our flight scheduling systems, and other technologies and systems. Disruption in, changes to, or a breach of, these systems could result in the loss of important data, negatively affect our customer service, increase our expenses, delay or impede our flight and related operations, or otherwise adversely impact our business. We may be vulnerable to external interruption in technology infrastructure on which we depend, such as power, telecommunications or the internet, whether due to large-scale events, such as natural disasters, or directed actions, including terrorist attacks and system security attacks seeking to compromise or obtain financial data, infect systems with computer viruses or impair or disrupt functionality through denial of services.

New production of both types of aircraft which we fly has ceased.

As of April 30, 2009, we operate a fleet of 31 Beechcraft Model 1900D 19-passenger aircraft and 6 Embraer Brasilia Model 120 30-passenger aircraft. These aircraft types continue to receive factory parts, manufacturing and engineering support. In the future, we may experience increased maintenance costs as our fleet ages.

Risks Related to Our Securities

We are controlled by two principal stockholders.

Raytheon, our principal creditor, owns 5,371,980 shares of our outstanding common stock, representing approximately 37.6% of our outstanding shares. Raytheon acquired the shares in consideration for concessions granted by Raytheon to our company pursuant to a restructuring agreement we entered in 2002.

Our Chairman of the Board and President, Douglas G. Voss, beneficially owns or controls 5,581,000 shares of our outstanding common stock, including shares owned by Gayle R. Brandt, representing approximately 39.1% of our outstanding shares. Pursuant to a marital dissolution stipulation and property settlement, Ms. Brandt granted to Mr. Voss an irrevocable proxy to vote her 1,915,000 shares of our common stock until June 28, 2010. Mr. Voss and Ms. Brandt have also entered into a shareholder buy-sell agreement with respect to such shares. The term of the agreement is until June 28, 2010 or until such time as Ms. Brandt does not own any shares or our company is dissolved or liquidated. Pursuant to the agreement, Ms. Brandt has the right to require Mr. Voss to purchase her shares for a share price to be negotiated or at market price, as defined in the agreement, up to a total purchase amount not to exceed $50,000 per year. Mr. Voss has a right of first refusal to purchase for up to the market price any shares that Ms. Brandt desires to sell. The agreement also provides Mr. Voss the option to purchase any shares at any time during the term of the agreement for up to the market price of shares of common stock. The agreement provides that in any transaction in which Mr. Voss sells greater than 5% of his shares, Mr. Voss has the right to compel Ms. Brandt to sell all, or an equal amount of, the shares held by her in such transaction on the same terms as the shares of Mr. Voss. In turn, Ms. Brandt has the right to have her shares included by Mr. Voss in any such transaction on a pro rata basis. The agreement also provides Mr. Voss with the right to purchase the shares at the market price upon the death of Ms. Brandt or upon an involuntary disposition of the shares held by Ms. Brandt. After this shareholder buy-sell agreement expires on June 28, 2010, the shares owned by Ms. Brandt will no longer be subject to the foregoing contractual restrictions, and she will be able to sell her shares, subject to the restrictions applicable to affiliates, under Rule 144 or pursuant to other applicable exemptions.

As a result of the above-referenced ownership, Raytheon and Mr. Voss may be able to control our company and direct our affairs, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay, defer or prevent a change in control of our company, and make some transactions more difficult or impossible without their support. These transactions might include proxy contests, tender offers, open market purchase programs or other share purchases that could give our stockholders the opportunity to realize a premium over the then-prevailing market price of our securities. As a result, this concentration of ownership could depress the price of our securities.

The limited market for our securities could make trading more difficult or more expensive.

Trading in our common stock is conducted on the Over-the-Counter Bulletin Board, which was established for securities that do not meet NASDAQ listing requirements. We cannot assure you of an active public market for our common stock. Consequently, trading our common stock may be more difficult because of lower trading volumes, transaction delays, and reduced security analyst and news media coverage. These factors also could contribute to lower prices and larger spreads in the bid and ask prices for our common stock than might otherwise prevail.

The market price of our common stock may be subject to wide fluctuations.

The price of our common stock may fluctuate, depending on many factors, some of which are beyond our control and may not be related to our operating performance. As a result of this volatility, investors may not be able to sell their common stock at or above the price paid for the stock. The price of our common stock will be determined in the marketplace and may be influenced by many factors, including:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of companies in the airline industry;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of financial market analysts;

•	regulatory changes affecting the airline industry;

•	investor perceptions of our industry, in general, and our company, in particular;

•	passenger concerns about the safety of air travel, in general, and public perceptions of our company, in particular;

•	the operating and stock performance of comparable companies;

•	general economic conditions and trends;

•	major catastrophic events;

•	loss of external funding sources;

•	sales of large blocks of our stock or sales by insiders; or

•	departures of key personnel.

A decline in the market price of our common stock could cause you to lose some or all of your investment and may adversely impact our ability to attract and retain employees and raise capital. In addition, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

We may be exposed to potential risks relating to our internal control over financial reporting and our ability to have those controls remediated timely.

Under SEC rules implemented under Section 404 of the Sarbanes-Oxley Act, the independent registered public accounting firm auditing a public company’s financial statements must attest to and report on the operating effectiveness of a public company’s internal control over financial reporting. Under current SEC rules, we will be required to include an auditor’s attestation report in our Form 10-K for the fiscal year ending December 31, 2009.

In the event we identify control deficiencies that we cannot remediate in a timely manner, or if we are unable to receive an unqualified attestation report from our independent registered public accounting firm with respect to our internal control over financial reporting, investors and others may lose confidence in the reliability of our financial statements, and the trading price of our common stock and our ability to obtain any necessary equity or debt financing could suffer.

A substantial number of shares are eligible for sale by our current investors and the sale of those shares could adversely affect our stock price.

If our existing common stockholders sell substantial amounts of common stock in the public market, the market price of our common stock could fall. After the June 2010 expiration of the shareholder buy-sell agreement between Ms. Brandt and Mr. Voss, Ms. Brandt may sell her 1,915,000 shares, subject to the availability of an appropriate exemption from registration such as Rule 144. If these shares are sold in the public market, the trading price of our common stock could be adversely affected.

The issuance of additional equity securities in a future financing could require approval from Raytheon.

If we were to issue additional equity securities in the future, other than pursuant to certain benefits plans and other excepted issuances, such issuance would require approval from Raytheon under our 2007 restructuring agreement. Raytheon has such rights while debt is outstanding under our 2007 restructuring agreement. In addition, Raytheon has certain rights to purchase a specified number of shares in any new offering, subject to certain exceptions. While we have no plans to issue securities in a manner that would require the consent of Raytheon, we could elect to do so in the future or be required to do so in order to finance the company. Such issuances would dilute the holdings of existing common stockholders.

We do not anticipate paying cash dividends on our shares of common stock in the foreseeable future.

We have never declared or paid any cash dividends on our shares of common stock. We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. In addition, we are prohibited from paying dividends without Raytheon’s consent under our 2007 restructuring agreement. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for investors in our common stock for the foreseeable future.

Provisions in our charter documents, including our ability to issue preferred stock without stockholder approval, and provisions of Iowa law could delay or prevent the acquisition of our company by a third party.

Our articles of incorporation authorize the issuance of shares of preferred stock. Our board of directors, without any action by our stockholders, is authorized to designate and issue preferred stock in such classes or series as it deems appropriate and establish the rights and privileges of such shares, including liquidation and voting rights. Our ability to designate and issue preferred stock having preferential rights over our common stock could adversely affect the voting power and other rights of holders of common stock. The existence of this preferred stock could make it more difficult or discourage an attempt to obtain control of our company by means of a tender offer, merger, proxy contest, or otherwise. At present, we have no plans to issue any preferred stock.

Other provisions of our articles of incorporation and bylaws and of Iowa law could make it more difficult for a third party to acquire our company or to change management, even if doing so would be beneficial to our stockholders. For example, Section 409.1110 of the Iowa Business Corporation Act prohibits publicly held Iowa corporations to which it applies from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder unless the business combination is approved in a prescribed manner. This provision could discourage others from bidding for our common stock and could, as a result, reduce the likelihood of an increase in our stock price that would otherwise occur if a bidder sought to buy our stock.